FILE No. 82-3093

[ ] DEF 14A [X] SUPPL [ ] ARS

# AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7, Tel: 604-685-9316 • Fax: 604-683-1585

March 31, 2003

03050185

03 APR 10 AM 7:21

United States Securities
& Exchange Commission
Room 3094 (3-6)
450 Fifth Street N.W.
Washington, DC
20549

SUPPL

Dear Sirs:

**Re: Aguila American Resources Ltd.**

Please find enclosed a copy of the Company's quarterly report for the nine months ended January 31, 2003.

Yours very truly,

**AGUILA AMERICAN RESOURCES LTD.**

Per:

J Rowsell

Jacqueline Rowsell

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

dw 4/22

# AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
JANUARY 31, 2003

*(Unaudited - Prepared by Management)*

# AGUILA AMERICAN RESOURCES LTD.

## INTERIM CONSOLIDATED BALANCE SHEETS

*(Unaudited - Prepared by Management)*

| | As at January 31, 2003 $ | As at April 30, 2002 $ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | 174,951 | 165,420 |
| Amounts receivable and prepaids | 1,772 | 3,866 |
| | 176,723 | 169,286 |
| **CAPITAL ASSETS** | 19,986 | 23,513 |
| **MINERAL PROPERTY** (Note 5) | 146,449 | 56,496 |
| | 343,158 | 249,295 |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued liabilities (Note 4) | 41,833 | 238,876 |
| Advances | 7,885 | 7,885 |
| Amounts due to related parties (Note 8) | 76,620 | 178,342 |
| | 126,338 | 425,103 |
| **SHAREHOLDERS' EQUITY (DEFICIENCY)** | | |
| **SHARE CAPITAL** (Note 7) | 17,298,612 | 16,969,612 |
| **SHARE SUBSCRIPTIONS RECEIVED** | - | 139,000 |
| **DEFICIT** | (17,081,792) | (17,284,420) |
| | 216,820 | (175,808) |
| | 343,158 | 249,295 |

APPROVED BY THE DIRECTORS

*"John F. Huguet"*, Director

*"Nick DeMare"*, Director

*The accompanying notes are an integral part of these interim consolidated financial statements.*

# AGUILA AMERICAN RESOURCES LTD.

## INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

## FOR THE NINE MONTHS ENDED JANUARY 31

*(Unaudited - Prepared by Management)*

| | Three Months Ended January 31, | | Nine Months Ended January 31, | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| **REVENUE** | | | | |
| Interest income | 248 | 4 | 722 | 19 |
| **EXPENSES** | | | | |
| Accounting and administrative | 2,570 | 1,200 | 11,770 | 6,902 |
| Amortization | 1,175 | - | 3,527 | - |
| Interest and bank charges | 157 | 1,391 | 359 | 2,091 |
| Legal and audit | 7,877 | 333 | 14,665 | 3,379 |
| Management services | 3,000 | (17,357) | 12,000 | 9,643 |
| Office rent | 1,800 | 3,000 | 5,400 | 5,400 |
| Office, telecommunications and miscellaneous | 1,108 | 2,636 | 2,215 | 7,941 |
| Professional and consulting fees | 3,000 | 5,600 | 9,113 | 8,100 |
| Regulatory and transfer agent | 5,421 | 1,012 | 11,694 | 5,666 |
| Shareholder communications | 1,408 | 490 | 2,163 | 1,821 |
| Trade show and investment conferences | - | - | - | 472 |
| Travel and related | 4,254 | (12,530) | 4,876 | 2,399 |
| | 31,770 | (14,225) | 77,782 | 53,814 |
| **INCOME (LOSS) BEFORE THE FOLLOWING** | (31,522) | 14,229 | (77,060) | (53,795) |
| **WRITE-OFF OF PAYABLES** (Note 4) | 167,604 | 38,746 | 178,147 | 193,817 |
| **GAIN ON SETTLEMENT OF DEBTS** (Note 8) | - | - | 101,541 | - |
| **INCOME FOR THE PERIOD** | 136,082 | 52,975 | 202,628 | 140,022 |
| **DEFICIT - BEGINNING OF PERIOD** | (17,217,874) | (17,172,043) | (17,284,420) | (17,259,090) |
| **DEFICIT - END OF PERIOD** | (17,081,792) | (17,119,068) | (17,081,792) | (17,119,068) |
| **BASIC AND DILUTED INCOME PER COMMON SHARE** | $0.03 | $0.05 | $0.05 | $0.14 |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | 4,689,085 | 1,014,303 | 4,370,824 | 1,014,303 |

*The accompanying notes are an integral part of these interim consolidated financial statements.*

# AGUILA AMERICAN RESOURCES LTD.

## INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

## FOR THE NINE MONTHS ENDED JANUARY 31

*(Unaudited - Prepared by Management)*

| | Three Months Ended January 31, | | Nine Months Ended January 31, | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| **CASH FLOWS FROM (USED IN)** | | | | |
| **OPERATING ACTIVITIES** | | | | |
| Net income for the period | 136,082 | 52,975 | 202,628 | 140,022 |
| Add items not affecting cash | | | | |
| Amortization | 1,175 | - | 3,527 | - |
| Write-off of accounts payable | (167,604) | (38,746) | (178,147) | (193,817) |
| Gain on settlement of debts | - | - | (101,541) | - |
| | (30,347) | 14,229 | (73,533) | (53,795) |
| Decrease (increase) in amounts receivable and prepaids | 446 | (389) | 2,094 | (507) |
| Increase (decrease) in accounts payable and accrued liabilities | (3,015) | (25,691) | (18,896) | 22,127 |
| Increase (decrease) in amounts due to related parties | 8,120 | - | (181) | - |
| | (24,796) | (11,851) | (90,516) | (32,175) |
| **FINANCING ACTIVITIES** | | | | |
| Issuance of common shares | 150,000 | - | 150,000 | - |
| Share subscriptions | - | 10,000 | - | 30,000 |
| Advances payable | - | - | - | 1,303 |
| | 150,000 | 10,000 | 150,000 | 31,303 |
| **INVESTING ACTIVITY** | | | | |
| Additions to mineral property | (1,515) | - | (49,953) | - |
| **INCREASE (DECREASE) IN CASH** | 123,689 | (1,851) | 9531 | (872) |
| **CASH - BEGINNING OF PERIOD** | 51,262 | 1,882 | 165,420 | 903 |
| **CASH - END OF PERIOD** | 174,951 | 31 | 174,951 | 31 |

**SUPPLEMENTARY CASH FLOW INFORMATION**

During the nine months ended January 31, 2003, the Company issued 200,000 common shares, at a value of $40,000, pursuant to the property option agreement described in Note 5.

*The accompanying notes are an integral part of these interim consolidated financial statements.*

# AGUILA AMERICAN RESOURCES LTD.
## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
## FOR THE NINE MONTHS ENDED JANUARY 31, 2003
*(Unaudited - Prepared by Management)*

### 1. NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

### 2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Except as described in Note 3, the significant accounting policies follow that of the most recently reported annual financial statements.

During the period ended January 31, 2003, the Company incorporated a wholly-owned Peruvian subsidiary, Aguila American Resources Limited S.A., to pursue its Peruvian mineral exploration activities. Inter-company balances and transactions are eliminated on consolidation.

### 3. CHANGE IN ACCOUNTING POLICY

Effective May 1, 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 *"Stock-Based Compensation and Other Stock Based Payments"* of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after May 1, 2002.

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2003

*(Unaudited - Prepared by Management)*

## 3. CHANGE IN ACCOUNTING POLICY (continued)

As permitted by Section 3870, the Company did not adopt the fair value method for certain stock-based compensation granted to employees and directors. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method is provided in Note 6. As permitted by Section 3870, the additional disclosure for 2002 will not be presented on a comparative basis.

## 4. WRITE-OFF OF ACCOUNTS PAYABLE

During the nine months ended January 31, 2003, current management of the Company reviewed the accounts payable relating to prior business operations of the Company and its predecessor subsidiaries. Many of the accounts payable have been outstanding for an extended period of time and there have been no correspondence received by the Company from these creditors for payment. Accordingly, management has determined to write-off $178,147 from accounts payable.

In the event the Company receives any subsequent correspondence from these creditors and the liability is determined to be valid, the Company will record the amounts to operations in that period.

## 5. MINERAL PROPERTY

On April 15, 2002, as amended, the Company entered into an agreement (the "Agreement"), whereby the Company could earn up to a 90% working interest in an exploration concession (the "Angostura Property"), covering 999 hectares, located in the Department of Apurimac, Province of Grau, District of Curpahuasi, Peru.

The Company can earn an initial 75% interest in the Angostura Property by making total cash payments of US$500,000, issuing 1,400,000 common shares of the Company and completion of work programs totalling US$1,400,000 over a three year period, as follows:

| | Cash US$ | Shares | Work Program US$ |
|---|---|---|---|
| Upon signing (paid) | 25,000 | - | - |
| January 10, 2003 (issued) | - | 200,000 | - |
| April 10, 2003 | 25,000 | - | 50,000 |
| July 10, 2003 | 50,000 | 200,000 | 50,000 |
| January 10, 2004 | 100,000 | 400,000 | 200,000 |
| January 10, 2005 | 300,000 | 600,000 | 350,000 |
| January 10, 2006 | - | - | 750,000 |
| | 500,000 | 1,400,000 | 1,400,000 |

# AGUILA AMERICAN RESOURCES LTD.

## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE NINE MONTHS ENDED JANUARY 31, 2003

*(Unaudited - Prepared by Management)*

5. **MINERAL PROPERTY** (continued)

Upon earning its initial 75% interest, the Company may increase its interest to 90% by preparing a feasibility study on the Angostura Property. If the vendor does not fund his portion of the feasibility study, then the Company will have earned a 100% interest and the vendor will revert to a 10% net profits interest.

The Angostura Property is subject to a net smelter return royalty of between 1% - 2% on gold sales above 1 million ounces.

6. **STOCK-BASED COMPENSATION**

During the nine months ended January 31, 2003, the Company granted 260,000 stock options to its employees and directors. The options are exercisable at $0.21 per share and have a term of three years to expiry.

As the Company did not adopt the fair value method of accounting for stock options granted to its employees and directors, Section 3870 requires disclosure of pro-forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's stock options granted to employees and directors been accounted for under the fair value method, the Company's net income and income per share would have decreased as follows:

| | $ |
|---|---|
| Net income | |
| - as reported | 202,628 |
| - compensation expense | (46,282) |
| - pro-forma | 156,346 |
| Basic and diluted income per common share | |
| - as reported | 0.05 |
| - pro-forma | 0.04 |

The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

| | |
|---|---|
| Risk-free interest rate | 4.15% |
| Estimated volatility | 231% |
| Expected life | 1.5 years |

The average fair value of the stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees and directors was $0.18 per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

# AGUILA AMERICAN RESOURCES LTD.

## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE NINE MONTHS ENDED JANUARY 31, 2003

*(Unaudited - Prepared by Management)*

## 7. SHARE CAPITAL

Authorized - unlimited common shares without par value

| Issued | January 31, 2003 | | April 30, 2002 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance, beginning of period | 3,114,302 | 16,969,612 | 1,014,302 | 16,760,795 |
| Issued during the period | | | | |
| For private placements | 1,990,000 | 289,000 | 2,100,000 | 210,000 |
| For property acquisition (Note 5) | 200,000 | 40,000 | - | - |
| Share issue costs | - | - | - | (1,183) |
| | 2,190,000 | 329,000 | 2,100,000 | 208,817 |
| Balance, end of period | 5,304,302 | 17,298,612 | 3,114,302 | 16,969,612 |

(a) During the nine months ended January 31, 2003, the Company completed the issuance of 1,390,000 units at $0.10 per unit for $139,000. Each unit comprised of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share, at a price of $0.12 per share. 500,000 warrants are exercisable on or before May 9, 2004 and 890,000 warrants are exercisable on or before June 26, 2004. 500,000 units were purchased by a private company owned by the former President of the Company. The $139,000 proceeds from the private placement had been previously received and recorded as share subscriptions received.

(b) During the nine months ended January 31, 2003, the Company completed a non-brokered private placement financing of 600,000 units, at $0.25 per unit, to raise $150,000. Each unit comprised of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share, at a price of $0.25 per share, on or before January 7, 2005. 360,000 units were purchased by a director and private companies owned by directors of the Company.

(c) During the nine months ended January 31, 2003, the Company granted share options to purchase 260,000 shares, exercisable on or before May 30, 2005, at $0.21 per share.

The following table summarizes information about the share options outstanding and exercisable at January 31, 2003:

| Exercise Price | Number of Options Outstanding and Exercisable | Remaining Contractual Life | Exercise price |
|---|---|---|---|
| $0.25 | 100,000 | 2.15 years | $0.25 |
| $0.21 | 260,000 | 2.33 years | $0.21 |
| | 360,000 | | |

# AGUILA AMERICAN RESOURCES LTD.

## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE NINE MONTHS ENDED JANUARY 31, 2003

*(Unaudited - Prepared by Management)*

7. **SHARE CAPITAL** (continued)

(d) The following table summarizes information about warrants outstanding at January 31, 2003:

| Number of Warrants Outstanding | Price | Expiry Date |
|---|---|---|
| 2,100,000 | $0.12 | Apr. 29/04 |
| 500,000 | $0.12 | May 09/04 |
| 890,000 | $0.12 | Jun. 26/04 |
| 600,000 | $0.25 | Jan. 07/05 |
| 4,090,000 | | |

8. **RELATED PARTY TRANSACTIONS**

(a) During the nine months ended January 31, 2003, management fees of $12,000 were charged by the former President of the Company, and accounting, administrative and consulting fees of $20,770 was charged by a private company owned by a director of the Company. As at January 31, 2003, $62,220 is due to the related parties and has been included in amounts due to related parties.

(b) During the nine months ended January 31, 2003, the Company was charged $5,400 for office rent by a public corporation with two common directors. As at January 31, 2003, $14,400 remained outstanding and has been included in amounts due to related parties.

(c) During the nine months ended January 31, 2003, the Company negotiated settlement of the $92,205 outstanding to a former President of the Company, whereby it agreed to pay $30,000 in settlement of the $92,205. As at January 31, 2003, $30,000 has been paid.

(d) During the nine months ended January 31, 2003, the Company assigned its holdings in its Brazilian subsidiary companies to Hydromet Technologies Limited ("Hydromet"), a public company, the President of which is a former President and director of the Company, in settlement of the $39,336 which was outstanding to Hydromet. The subsidiary companies had been previously written off.

(e) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.

# AGUILA AMERICAN RESOURCES LTD.

## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE NINE MONTHS ENDED JANUARY 31, 2003

*(Unaudited - Prepared by Management)*

## 9. SEGMENTED INFORMATION

As at January 31, 2003, the Company operated in one industry segment, the exploration for gold. The Company's current mineral property interest is located in Peru and its corporate assets are located in Canada.

| | January 31, 2003 | | |
|---|---|---|---|
| | Corporate $ | Mineral Property $ | Total $ |
| Identifiable assets | | | |
| Current assets | 176,723 | - | 176,723 |
| Capital assets | - | 19,986 | 19,986 |
| Mineral property | - | 146,449 | 146,449 |
| | 176,723 | 166,435 | 343,158 |

| | April 30, 2002 | | |
|---|---|---|---|
| | Corporate $ | Mineral Property $ | Total $ |
| Identifiable assets | | | |
| Current assets | 249,295 | - | 249,295 |

# AGUILA AMERICAN RESOURCES LTD.
## SUPPLEMENTARY INFORMATION
## FOR THE QUARTER ENDED JANUARY 31, 2003

### 1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended January 31, 2003:

| | $ |
|---|---|
| Accounting and administrative | 11,770 |
| Amortization | 3,527 |
| Interest and bank charges | 359 |
| Legal and audit | 14,665 |
| Management services | 12,000 |
| Office rent | 5,400 |
| Office, telecommunications and miscellaneous | 2,215 |
| Professional and consulting fees | 9,113 |
| Regulatory and transfer agent | 11,694 |
| Shareholder communications | 2,163 |
| Travel and related | 4,876 |
| | 77,782 |

### 1.(b) MINERAL PROPERTY

| | $ | $ |
|---|---|---|
| Option payments | | |
| Cash | 39,950 | |
| Shares | 40,000 | 79,950 |
| Land payments | | 11,018 |
| Due diligence and work program costs | | |
| Legal costs | 1,567 | |
| Technical reports | 27,985 | |
| Travel and related costs | 12,499 | |
| Field supplies | 5,960 | |
| Labour and miscellaneous | 7,470 | 55,481 |
| Total as at January 31, 2003 | | 146,449 |

### 1.(c) RELATED PARTY TRANSACTIONS

(a) During the nine months ended January 31, 2003, management fees of $12,000 were charged by the former President of the Company, and accounting, administrative and consulting fees of $20,770 was charged by a private company owned by a director of the Company. As at January 31, 2003, $62,220 is due to the related parties and has been included in amounts due to related parties.

(b) During the nine months ended January 31, 2003, the Company was charged $5,400 for office rent by a public corporation with two common directors. As at January 31, 2003, $14,400 remained outstanding and has been included in amounts due to related parties.

# AGUILA AMERICAN RESOURCES LTD.
# SUPPLEMENTARY INFORMATION
# FOR THE QUARTER ENDED JANUARY 31, 2003

## 1.(c) RELATED PARTY TRANSACTIONS (continued)

(c) During the nine months ended January 31, 2003, the Company negotiated settlement of the $92,205 outstanding to a former President of the Company, whereby it agreed to pay $30,000 in settlement of the $92,205. As at January 31, 2003, $30,000 has been paid.

(d) During the nine months ended January 31, 2003, the Company assigned its holdings in its Brazilian subsidiary companies to Hydromet Technologies Limited ("Hydromet"), a public company, the President of which is a former President and director of the Company, in settlement of the $39,336 which was outstanding to Hydromet. The subsidiary companies had been previously written off.

## 2.(a) SECURITIES ISSUED DURING THE NINE MONTHS ENDED JANUARY 31, 2003

| Date of Issue | Type of Security | Type of Issue | Number | Price | Total Proceeds | Type of Consideration | Commission |
|---|---|---|---|---|---|---|---|
| May 9/02 | Common | Private placement | 500,000 | $0.10 | $50,000 | Cash(1) | Nil |
| Jun. 26/02 | Common | Private placement | 890,000 | $0.10 | $89,000 | Cash(1) | Nil |
| Jan. 7/03 | Common | Private placement | 600,000 | $0.25 | $150,000 | Cash | Nil |
| Jan. 22/03 | Common | Property acquisition | 200,000 | $0.20 | $40,000 | Property | Nil |

*(1) Proceeds received as of April 30, 2002.*

## 2.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED JANUARY 31, 2003

| Date Granted | Number of Shares | Type of Option | Name | Exercise Price $ | Expiry Date |
|---|---|---|---|---|---|
| May 30/02 | 104,000 | Director | A. N. Jamal | $0.21 | May 30/05 |
| May 30/02 | 52,000 | Director | J. Huguet | $0.21 | May 30/05 |
| May 30/02 | 52,000 | Director | S. Gulamani | $0.21 | May 30/05 |
| May 30/02 | 52,000 | Employee | N. DeMare | $0.21 | May 30/05 |
| | 260,000 | | | | |

## 3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JANUARY 31, 2003

| Class | Par Value | Authorized Number | Issued Number | Issued Amount |
|---|---|---|---|---|
| Common | Without | Unlimited | 5,304,302 | $17,298,612 |

# AGUILA AMERICAN RESOURCES LTD.
## SUPPLEMENTARY INFORMATION
## FOR THE QUARTER ENDED JANUARY 31, 2003

### 3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JANUARY 31, 2003

| Security | Number | Exercise Price $ | Expiry Date |
|---|---|---|---|
| Options | 100,000 | 0.25 | March 26, 2005 |
| Options | 260,000 | 0.21 | May 30, 2005 |
| Warrants | 2,100,000 | 0.12 | April 29, 2004 |
| Warrants | 500,000 | 0.12 | May 9, 2004 |
| Warrants | 890,000 | 0.12 | June 26, 2004 |
| Warrants | 600,000 | 0.25 | January 7,2005 |

### 3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2003

As at January 31, 2003, 73 shares are held in escrow.

### 3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 31, 2003

Directors:
John Huguet
Shafiq Gulamani
Nick DeMare

Officers:
John Huguet - President and CEO
Nick DeMare - Corporate Secretary

# AGUILA AMERICAN RESOURCES LTD.
## MANAGEMENT DISCUSSION AND ANALYSIS
## FOR THE QUARTER ENDED JANUARY 31, 2003

### Angostura Property

On April 15, 2002, the Company announced that it had finalized an agreement to acquire a 75% interest in the Angostura Property, an early stage gold and silver exploration property located in Southern Peru, 500 kms south of Lima. On January 10, 2003, the TSX Venture Exchange (the "Exchange") approved the acquisition.

Under the terms of the option agreement the Company can earn up to a 90% interest in the property. Under some circumstances a 100% interest, less a 10% net profits interest, could be earned.

The principal terms of the option agreement are:

| | Cash US$ | Shares(1) | Work Program US$ |
|---|---|---|---|
| Upon signing (paid) | 25,000 | - | - |
| January 10, 2003 (issued) | - | 200,000 | - |
| April 10, 2003 | 25,000 | - | 50,000 |
| July 10, 2003 | 50,000 | 200,000 | 50,000 |
| January 10, 2004 | 100,000 | 400,000 | 200,000 |
| January 10, 2005 | 300,000 | 600,000 | 350,000 |
| January 10, 2006 | - | - | 750,000 |
| | 500,000 | 1,400,000 | 1,400,000 |

*(1) Share issuances are subject to Exchange approval.*

Any property expenditures in excess of the amounts indicated may be carried forward. When all option payments have been made, shares issued and all work programs have been completed the Company will hold a 75% interest in the property. The Company has the option to increase its interest to 90% by preparing a feasibility study on the property. If the vendor does not fund his portion of the feasibility study, then the Company will have a 100% working interest and the vendor will revert to a 10% net profits interest.

The Company has made the initial cash payment of US$25,000 and issued 200,000 common shares. The work it has completed to date has now satisfied the initial work program of US$50,000. The Company is now proceeding to implement the first phase of the recommended work program.

### Operations

During the nine months ended January 31, 2003, the Company reported an income of $202,628, compared to an income of $140,022 reported in the comparable period in 2002. The improved results in 2003 was due to the Company's negotiated settlement of amounts due to related parties, in which the Company recorded a gain of $101,541, and the write-off of $178,147 accounts payable relating to prior business activities. There has been no correspondence received by the Company from these creditors for payment.

Corporate and general administrative expenses increased by $23,968, from $53,814 in 2002 to $77,782 in 2003. Legal costs increased by $9,162, from $333 in 2002 to $9,495 in 2003. The increase is associated with the incorporation of a wholly-owned Peruvian subsidiary. Regulatory and transfer agent costs increased by

# AGUILA AMERICAN RESOURCES LTD.
## MANAGEMENT DISCUSSION AND ANALYSIS
## FOR THE QUARTER ENDED JANUARY 31, 2003

$9,873, from $1,821 in 2002 to $11,694 in 2003, due to filing for corporate financings, stock options granted and property acquisition. Travel costs increased by $2,277, from $2,399 in 2002 to $4,876 in 2003. During 2003, Company officials completed a number of trips to review various business opportunities for corporate acquisitions and financings.

**Change of Officers and Directors**

On January 21, 2003, Mr. Al Jamal tendered his resignation as a director and officer of the Company. Mr. John Huguet was appointed the President of the Company and Mr. Nick DeMare was appointed a director of the Company.

**Liquidity**

In January 2003, the Company completed a non-brokered private placement of 600,000 units, at a price of $0.25 per unit, to raise $150,000. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $0.25. The proceeds will be used for working capital purposes and to initiate the Company's exploration program. Officers and/or directors of the Company have participated in this unit offering.

**Investor Relations**

The Company did not conduct any investor relations activities during the nine months ended January 31, 2003.